UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING

     (Check One): [ ] Form 10-KSB [ ] Form 20-F [ ]Form 11-K [X]Form 10-QSB
                          [ ] Form N-SAR [ ] Form N-CSR

                      For Period Ended: September 30, 2005

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

                        For the Transition Period Ended:

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
                Nothing in this form shall be construed to imply
                      that the Commission has verified any
                          information contained herein.

 If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                         PART I - REGISTRANT INFORMATION

                                   IPEX, Inc.
                             Full name of Registrant

                       9255 Towne Centre Drive, Suite 235
                       ----------------------------------
            Address of Principal Executive Office (Street and Number)

                               San Diego, CA 92121
                               -------------------
                            City, State and Zip Code

                        PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

          | (a)   The reasons described in reasonable detail in Part III of this
          |       form could not be eliminated without unreasonable effort or
          |       expense;
          |
          |
          | (b)   The subject annual report, semi-annual report, transition
[X]       |       report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form
          |       N-CSR, or portion thereof, will be filed on or before the
          |       fifteenth calendar day following the prescribed due date;
          |       or the subject quarterly report or transition report on
          |       Form 10-Q, or portion thereof will be filed on or before the
          |       fifth calendar day following the prescribed due date; and
          |
          | (c)   The accountant's statement or other exhibit required by Rule
          |       12b-25(c) has been attached if | applicable.


                              PART III - NARRATIVE

            State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

                  The compilation, dissemination and review of the information required to be presented in the Form 10-QSB for the relevant period has imposed time constraints that have rendered timely filing of the Form 10-QSB impracticable without undue hardship and expense to the registrant. The registrant undertakes the responsibility to file such report no later than five days after its original prescribed due date.

                           PART IV - OTHER INFORMATION

            (1) Name and telephone number of person to contact in regard to this notification

                  Russell Ingledew           (858)                 720-8000
                  ----------------           -----                 --------
                      (Name)              (Area Code)         (Telephone Number)

            (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes [X] No [_]

            (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [X] No [ ]

                  If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                        IPEX, Inc. (the "Company") anticipates that its
                  revenue, expenses and net loss for the three and nine month periods ended September 30, 2005 are materially greater than the revenue, expenses and net loss for the corresponding periods ended September 30, 2004. Additional working capital provided by the Company's private placement during the first quarter of 2005 has allowed the Company to extend credit to five Tier 2 carriers under net 15 terms and two Tier 1 carriers under net 30 terms thereby increasing the number of overall customers. Selling, general and administrative expenses increased significantly due primarily to non-cash expenses relating to the Company's consulting agreement with Patient Safety Technologies, Inc. and due to stock based compensation of employees. The increased net loss is attributable primarily to expenses related to the growth of the business, increased legal expenses, the consulting agreement with Patient Safety Technologies, Inc. and the stock based compensation.

                  A reasonable estimate of the results cannot be made at this time due to the fact that the compilation, dissemination and review of the information required to be presented in the Form 10-QSB has not been completed.

--------------------------------------------------------------------------------

                                   IPEX, Inc.
                                   ----------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


         Date: November 14, 2005            By:   /s/ Gerald Beckwith
               -----------------                 ---------------------------
                                                 Gerald Beckwith
                                                 Chief Executive Officer


         INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.